April 9, 1997



Mr. David D. Hagen
President & CEO
D.H. Marketing & Consulting, Inc.
HC 77 Box 394B
Routes 6 & 209
Milford, PA 18337-9444


Dear Dave;

Please accept this document as my official resignation of the positions of Vice President, Secretary and Director of D.H. Marketing & Consulting, Inc., as well as my immediate release of all duties and responsibilities with respect to D.H. Marketing & Consulting, Inc. related and unrelated to the positions of Officer and Director of the Company and all its subsidiaries.

I would motion, that in the interim period between this, my resignation, and the period in which an individual can be nominated and elected to the resigned positions, that Michael J. Daily, presently Director and Vice President of Operations, be placed in the position of Acting Secretary for the Company.

Sincerely,


/s/ T. CHRISTOPHER CIESIELKA
T. Christopher Ciesielka
1262 Forest Road
Whitehall, PA 18052